SUB-ITEM 77D(g)



                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

                          AIM VARIABLE INSURANCE FUNDS


On March 4, 2002, the Board of Trustees of AIM Variable Insurance Funds on behalf of AIM V.I. Core Equity Fund (formerly known as AIM V.I. Growth and Income Fund) approved a proposal that would permit the fund to use cash for risk management and to temper volatility on a regular basis.